Dave McGillicuddy

- **Location**: Cool, CA
- **Phone**: 530-888-8654
- **Email**: ◻◻◻◻◻◻◻◻
- **LinkedIn**: N/A

Professional Summary:

Highly experienced General Contractor with over 40 years of expertise in managing diverse residential, commercial, and industrial construction projects. Proficient in overseeing projects from inception to completion, ensuring adherence to timeframes, budgets, safety standards, and regulatory requirements. Proven leader with a strong reputation for delivering high-quality work while cultivating positive relationships with clients, subcontractors, and stakeholders.

Professional Experience:

General Contractor | Self-Employed

May 1982 – Present | Cool, CA
40+ years of hands-on experience managing construction projects of varying scopes and sizes.

- **Project Planning & Management**: Successfully managed hundreds of construction projects, from custom homes to large-scale commercial developments, overseeing everything from initial planning to project completion.
- **Subcontractor Coordination**: Built and maintained long-standing relationships with reliable subcontractors and vendors, ensuring seamless project execution and superior craftsmanship.
- **Budget & Cost Control**: Delivered projects on budget through effective cost estimation, resource management, and proactive problem-solving to avoid delays and unforeseen expenses.
- **Site Supervision & Safety**: Regularly supervised job sites to monitor progress, quality of workmanship, and adherence to safety protocols, resulting in a proven track record of zero lost-time incidents.
- **Permit & Code Compliance**: Expertly navigated permitting processes and ensured all work complied with building codes and local regulations. Maintained positive relationships with local building authorities.
- **Client Relations**: Served as the primary point of contact for clients, developing detailed proposals and ensuring high levels of client satisfaction through transparent communication and quality results.
- **Innovative Solutions**: Developed innovative approaches to design and construction challenges, implementing cost-effective, sustainable practices in response to changing industry standards and client demands

Co-Founder : Red Line Safety

September 11, 2018 - Present - Greenwood, Ca

- Assists with product development
- Chief of Fabrication services
- Board of Director
- Ensures Compliance with Safety and Regulatory Standards

Key Skills:

- Project Management & Planning
- Budgeting & Cost Estimation
- Subcontractor Management
- Contract Negotiation & Vendor Relations
- Safety & Regulatory Compliance
- Blueprints & Technical Drawings Interpretation
- Risk Management & Problem Solving
- Client & Stakeholder Communication
- Residential & Commercial Construction
- Permitting & Inspection Coordination

Education:

Bachelor of Science in Electrical Engineering
Cal Poly | 1982| Pomona, CA

Certifications & Licenses:

- Licensed General Contractor (State of Ca)

Professional Affiliations:

Available on request

References:

Available upon request.